BEMAX INC.

March 16, 2016
Karl Hiller
Branch Chief
Office of Natural Resources
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

                                                  Bemax, Inc.
                                                  Form 10-K for the Fiscal Year ended May 31, 2015
                                                  Filed August 10, 2015
                                                  Form 10-Q for the Fiscal Quarter ended November 30, 2015
                                                  Filed January 14, 2016
                                                  File No. 333-197756
Mr. Hiller:
Bemax, Inc. is filing herewith Amendments No. 1 to the referenced Form 10-K and Form 10-Q. Set forth below are whether or how we responded to the Commission Staff's comment letter dated March 14, 2016 on our Form 10-K and Form 10-Q, by numbered comment, as follows:

Comment 1. We note that you checked the transition report box on the cover page of your annual report and indicated the report would cover the period from June 1, 2014 to August 31, 2014, although it appears to cover the fiscal years ended May 31, 2014 and May 31, 2015. If you have changed your fiscal year, you would need to follow the guidance in Rule 13a-10 of Regulation 13A, in preparing your transition report.

Response: Please be advised that the Company fiscal year has not been changed. Responsive revisions have been made in the Amendment.

Comment 2. We note that you have disclosed a conclusion regarding the effectiveness of your disclosure controls and procedures as of January 31, 2015, but not as of the end of the period covered by your report, as required by Item 307 of Regulation S-K. In addition, we note that you have not disclosed an assessment regarding the effectiveness of your internal control over financial reporting or details regarding any change in your internal control over financial reporting during the most recently completed fiscal quarter, as required by Item 308(a)(3) and Item 308(c) of Regulation S-K. Please amend your annual report on Form 10-K to comply with these requirements.

Response: The date January 31, 2015 has been amended to August 31, 2015 to reflect the period covered by the report. Also, Company's internal control over financial reporting during the most recently completed quarter has been disclosed on the quarter ending November 30, 2015 and amendment filed accordingly.

Comment 3. We note that you have not included certain information that is required in Part I of your interim reports for the quarters ended August 31, 2015 and November 30, 2015, including Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations; and Item 4: Controls and Procedures. Please amend your two interim reports on Form 10-Q to include the information specified in the form instructions, referencing Item 303, Item 307 and Item 308(c) of Regulation S-K.

Response: Please be advised that information required in Part 1- Items 2,3,4 have been disclosed in the Company's interim reports for the quarters ended August 31, 2015 and November 20, 2015 and amendment filed accordingly.
In addition, the Company acknowledges that:
•	is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Very Truly Yours

                                             Taiwo Aimasiko, President